UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  February 9, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Hastings Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         February 9, 2006

3.       PRESS RELEASE

         The press release was released on February 9, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         February 10, 2006.

                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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NEWS RELEASE                                                    FEBRUARY 9, 2006


            CENTRASIA HIRES INVESTOR RELATIONS CONSULTANT FOR EUROPE

VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") announces that it has retained Accent Marketing Ltd. as its European investor relations representative. The investor relations program will focus on shareholder communications, corporate development and building Centrasia an active following of investment professionals in Europe.

Accent will introduce Centrasia to European investment clubs, investment advisors, institutional investors, analysts and private investors.

With offices in England and Germany, Accent has provided investor relations service to over 25 companies whose shares trade on the Nasdaq, Amex, TSX and TSX Venture Exchange.

Accent, which is arm's length to Centrasia, has been retained on a monthly basis. Its sole remuneration is a stock option to purchase up to 200,000 shares at $1.15 per share for a period of five years.



On behalf of the Board of Directors of
CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
----------------------------------------
Douglas Turnbull
President & C.E.O.

    The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.